UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

MARRIOTT INTERNATIONAL, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

        571903202

(CUSIP Number)

Gabriel M. Steele

Venable LLP

750 East Pratt, Suite 900
Baltimore, MD 21202 (410) 244-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

          January 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 571903202	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
JWM Family Enterprises, Inc.
52-1823618

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	22,027,118*

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	22,027,118*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,027,118

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%**

14	TYPE OF REPORTING PERSON	CO

* Consists of: (a) 7,517,119 shares held by JWM Family Enterprises, L.P, whose sole general partner is JWM Family Enterprises, Inc.; (b) 8,319,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, Inc.; (c) 160,000 shares held by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (d) 150,000 shares held by Short North Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P; (e) 3,000,000 shares owned by Penny Lane Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P; (f) 1,840,000 shares owned by Anchorage Partners, L.P., whose sole general partner is JWM Family Enterprises, L.P.; (g) 160,000 shares owned by Bay Harbor Limited Holdings, LLC, whose sole member is Anchorage Partners, L.P.; and (h) 880,000 shares owned by 43 Degrees North Holdings, LLC, whose sole member is Thomas Point Ventures, L.P.

** The denominator is based on 293,691,348 shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), outstanding as of October 26, 2023, as stated on the facing page of the Form 10-Q filed by Marriott International, Inc. for the quarterly period ended September 30, 2023 (the “Form 10-Q”).

SCHEDULE 13D/A

CUSIP No. 571903202	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
JWM Family Enterprises, L.P.
52-1821926

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	7,517,119*

	8	SHARED VOTING POWER	14,509,999**

	9	SOLE DISPOSITIVE POWER	7,517,119*

	10	SHARED DISPOSITIVE POWER	14,509,999**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,027,118

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%***

14	TYPE OF REPORTING PERSON	PN

* Consists of 7,517,119 shares held directly by JWM Family Enterprises, L.P.

** Consists of: (a) 8,319,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, Inc.; (b) 160,000 shares held by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (c) 150,000 shares held by Short North Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P; (d) 3,000,000 shares owned by Penny Lane Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P; (e) 1,840,000 shares owned by Anchorage Partners, L.P., whose sole general partner is JWM Family Enterprises, L.P.; (f) 160,000 shares owned by Bay Harbor Limited Holdings, LLC, whose sole member is Anchorage Partners, L.P.; and (g) 880,000 shares owned by 43 Degrees North Holdings, LLC, whose sole member is Thomas Point Ventures, L.P.

*** The denominator is based on 293,691,348 shares of Class A Common Stock outstanding as of October 26, 2023, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
J.W. Marriott, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	2,570,845*

	8	SHARED VOTING POWER	31,729,571**

	9	SOLE DISPOSITIVE POWER	2,570,845*

	10	SHARED DISPOSITIVE POWER	31,729,571**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,300,416***

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7%****

14	TYPE OF REPORTING PERSON	IN

* Consists of 2,570,845 shares held directly by J.W. Marriott, Jr.

** Consists of: (a) 1,263,230 shares held by two trusts for the benefit of the children of J.W. Marriott, Jr., for which J.W. Marriott, Jr. serves as a trustee; (b) 3,246,952 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. serves as a trustee; (c) 2,890,646 shares held by a limited liability company, for which J.W. Marriott, Jr. serves as a manager; (d) 22,027,118 shares beneficially owned by JWM Family Enterprises, Inc.; (e)  1,659,167 shares held by three trusts for the benefit of J.W. Marriott, Jr.’s children, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (f) 49,575 shares owned by three trusts for the benefit of J.W. Marriott, Jr.’s grandchildren, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (g) 285,758 shares held by J.W. Marriott, Jr.’s spouse; (h) 240,000 shares owned by twelve trusts for the benefit of the grandchildren and more remote descendants of J. W. Marriott, Jr., for which the spouse of J.W. Marriott, Jr. serves as a trustee; and (i) 67,125 shares owned by The Bill and Donna Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. serves as a trustee. J.W. Marriott, Jr. disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

*** The Potential Group Members (as defined herein) may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 37,391,099, including 15,601 shares of Class A Common Stock attributable to SARs and RSUs that are currently exercisable or exercisable within 60 days of January 26, 2024.

**** The denominator is based on 293,691,348 shares of Class A Common Stock outstanding as of October 26, 2023, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Deborah Marriott Harrison

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	98,520*

	8	SHARED VOTING POWER	26,557,158**

	9	SOLE DISPOSITIVE POWER	98,520*

	10	SHARED DISPOSITIVE POWER	26,557,158**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,655,678***

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%****

14	TYPE OF REPORTING PERSON	IN

* Consists of: (a) 47,129 shares held directly by Deborah Marriott Harrison; (b) 46,400 shares held in grantor trusts of which Deborah Marriott Harrison is the sole trustee; and (c) 4,991 shares attributable to SARs held by Deborah Marriott Harrison currently exercisable or exercisable within 60 days of January 26, 2024. SAR underlying share amounts are based on the $241.60 closing price of Marriott International, Inc. Class A Common Stock on January 26, 2024.

** Consists of: (a) 22,027,118 shares beneficially owned by JWM Family Enterprises, Inc.; (b) 3,246,952 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which Deborah Marriott Harrison serves as a trustee; (c) 17,259 shares held directly by Deborah Marriott Harrison’s husband, Ronald Taylor Harrison; (d) 179,166 shares held in three trusts for the benefit of J.W. Marriott, Jr.’s grandchildren, for which Deborah Marriott Harrison serves as a trustee; (e) 11,910 shares held in sixteen trusts for the benefit of Deborah Marriott Harrison’s grandchildren, for which Deborah Marriott Harrison serves as a trustee; (f) 141,729 shares held in three trusts for the benefit of Deborah Marriott Harrison’s children, for which Deborah Marriott Harrison serves as a trustee; (g) 34,920 shares held in a limited liability company, for which Deborah Marriott Harrison serves as a manager; (h) 90,561 shares held in a limited liability company, for which Deborah Marriott Harrison’s spouse serves as a manager; (i) 240,000 shares owned by twelve trusts for the benefit of the grandchildren and more remote descendants of J. W. Marriott, Jr., for which Deborah Marriott Harrison serves as a trustee; (j) 251,000 shares owned by a life insurance trust, for which Deborah Marriott Harrison serves as a trustee; (k) 245,210 shares held in a trust for the benefit of Deborah Marriott Harrison’s descendants, for which Deborah Marriott Harrison serves as a trustee; (l) 67,125 shares owned by The Bill and Donna Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. serves as a trustee; and (m) 4,208 shares attributable to RSUs held by Deborah Marriott Harrison’s husband, Ronald Taylor Harrison currently exercisable or exercisable within 60 days of January 26, 2024. Deborah Marriott Harrison disclaims beneficial ownership of all of the foregoing shares in excess of her pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 37,391,099, including 15,601 shares of Class A Common Stock attributable to SARs and RSUs that are currently exercisable or exercisable within 60 days of January 26, 2024.

**** The denominator is based on: (a) 293,691,348 shares of Class A Common Stock outstanding as of October 26, 2023, as stated on the facing page of the Form 10-Q; and (b) 9,199 shares attributable to SARs and RSUs that are currently exercisable or exercisable within 60 days of January 26, 2024.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The Juliana B. Marriott Marital Trust
46-6976704

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	401,928*

	8	SHARED VOTING POWER	22,027,118**

	9	SOLE DISPOSITIVE POWER	401,928*

	10	SHARED DISPOSITIVE POWER	22,027,118**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,429,046***

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%****

14	TYPE OF REPORTING PERSON	OO

* Consists of 401,928 shares held directly by The Juliana B. Marriott Marital Trust (the “Marital Trust”).

** Consists of 22,027,118 shares beneficially owned by JWM Family Enterprises, Inc. The Marital Trust disclaims beneficial ownership of the foregoing shares in excess of its pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 37,391,099, including 15,601 shares of Class A Common Stock attributable to SARs and RSUs that are currently exercisable or exercisable within 60 days of January 26, 2024.

**** The denominator is based on 293,691,348 shares of Class A Common Stock outstanding as of October 26, 2023, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Juliana B. Marriott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	18,127*

	8	SHARED VOTING POWER	22,429,046**

	9	SOLE DISPOSITIVE POWER	18,127*

	10	SHARED DISPOSITIVE POWER	22,429,046**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,447,173***

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%****

14	TYPE OF REPORTING PERSON	IN

* Consists of 18,127 shares held directly by Juliana B. Marriott.

** Consists of 22,429,046 shares beneficially owned by the Marital Trust, for which Juliana B. Marriott serves as a trustee.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication 37,391,099, including 15,601 shares of Class A Common Stock attributable to SARs and RSUs that are currently exercisable or exercisable within 60 days of January 26, 2024.

**** The denominator is based on 293,691,348 shares of Class A Common Stock outstanding as of October 26, 2023, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Michelle Marriott Darmody

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	105,830*

	8	SHARED VOTING POWER	22,027,118**

	9	SOLE DISPOSITIVE POWER	105,830*

	10	SHARED DISPOSITIVE POWER	22,027,118**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,132,948

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%***

14	TYPE OF REPORTING PERSON	IN

* Consists of: (a) 105,624 shares held directly by Michelle Marriott Darmody; and (b) 206 shares held in a trust for the benefit of Michelle Marriott Darmody’s niece, for which Michelle Marriott Darmody serves as sole trustee. Michelle Marriott Darmody disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

** Consists of 22,027,118 shares beneficially owned by JWM Family Enterprises, Inc. Michelle Marriott Darmody disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

*** The denominator is based on 293,691,348 shares of Class A Common Stock outstanding as of October 26, 2023, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D

CUSIP No. 571903202	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
David Sheets Marriott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	601,422*

	8	SHARED VOTING POWER	26,979,886**

	9	SOLE DISPOSITIVE POWER	601,422*

	10	SHARED DISPOSITIVE POWER	26,979,886**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,581,308 ***

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%****

14	TYPE OF REPORTING PERSON	IN

* Consists of: (a) 595,021 shares held directly David Sheets Marriott and (b) 6,401 shares attributable to RSUs held by David Sheets Marriott currently exercisable or exercisable within 60 days of January 26, 2024.

** Consists of: (a) 22,027,118 shares beneficially owned by JWM Family Enterprises, Inc.; (b) 10,468 shares held by David Sheets Marriott’s spouse; (c) 84,560 shares held by four trusts for the benefit of David Sheets Marriott’s children, for which David Sheets Marriott serves as a trustee; (d) 240,000 shares owned by twelve trusts for the benefit of the grandchildren and more remote descendants of J. W. Marriott, Jr., for which David Sheets Marriott serves as a trustee; (e) 251,000 shares owned by a life insurance trust, for which David Sheets Marriott serves as a trustee; (f) 75,000 shares owned by a trust for which David Sheets Marriott serves as a trustee; (g) 230,390 shares owned by a trust for the descendants of David Sheets Marriott, for which David Sheets Marriott serves as a trustee; (h) 221,678 shares held in three trusts for the descendants of Stephen Garff Marriott, for which David Sheets Marriott serves as a trustee; (i) 401,928 shares held by a trust for the benefit of Juliana B. Marriott, for which David Sheets Marriott serves as a trustee; (j) 3,246,952 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which David Sheets Marriott serves as a trustee; (k) 123,667 shares held by four trusts for the benefit of his nieces, for which David Sheets Marriott serves as a trustee; and (l) 67,125 shares owned by The Bill and Donna Marriott Foundation, a charitable foundation, for which David Sheets Marriott serves as a trustee. David Sheets Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 37,391,099, including 15,601 shares of Class A Common Stock attributable to SARs and RSUs that are currently exercisable or exercisable within 60 days of January 26, 2024.

**** The denominator is based on: (a) 293,691,348 shares of Class A Common Stock outstanding as of October 26, 2023, as stated on the facing page of the Form 10-Q; and (b) 6,401 shares attributable to RSUs that are currently exercisable or exercisable within 60 days of January 26, 2024.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 10 of 15 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Jennifer R. Jackson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	11,661*

	8	SHARED VOTING POWER	22,036,784**

	9	SOLE DISPOSITIVE POWER	11,661*

	10	SHARED DISPOSITIVE POWER	22,036,784**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,048,445

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%***

14	TYPE OF REPORTING PERSON	IN

* Consists of 11,661 shares held directly by Jennifer R. Jackson.

** Consists of: (a) 22,027,118 shares beneficially owned by JWM Family Enterprises, Inc.; and (b) 9,666 shares held in trusts of which the spouse of Jennifer R. Jackson serves as trustee. Jennifer R. Jackson disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

*** The denominator is based on 293,691,348 shares of Class A Common Stock outstanding as of October 26, 2023, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 11 of 15 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Christopher T. Harrison

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	109,145*

	8	SHARED VOTING POWER	22,039,776**

	9	SOLE DISPOSITIVE POWER	109,145*

	10	SHARED DISPOSITIVE POWER	22,039,776**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,148,921

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%***

14	TYPE OF REPORTING PERSON	IN

* Consists of 109,145 shares held directly by Christopher T. Harrison.

** Consists of: (a) 22,027,118 shares beneficially owned by JWM Family Enterprises, Inc.; and (b) 12,658 shares held by Christopher T. Harrison’s spouse. Christopher T. Harrison disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

*** The denominator is based on 293,691,348 shares of Class A Common Stock outstanding as of October 26, 2023, as stated on the facing page of the Form 10-Q.

Schedule 13D/A	Page 12 of 15 Pages
Marriott International, Inc.

This Amendment No. 9 (this “Amendment No. 9”) is being filed by the Reporting Persons (as defined herein) and, with respect to the Reporting Persons, amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed by J.W. Marriott, Jr., Deborah Marriott Harrison, David Sheets Marriott, Juliana B. Marriott, Michelle Marriott Darmody, Nicole Marriott Avery and Jennifer R. Jackson (collectively with Christopher T. Harrison, the “Individual Reporting Persons”), and JWM Family Enterprises, Inc. (“Family Corp”), JWM Family Enterprises, L.P. (“Family L.P.”) and The Juliana B. Marriott Marital Trust (the “Marital Trust” and, collectively with the Individual Reporting Persons, Family Corp and Family L.P., the “Reporting Persons”) on May 26, 2006, as amended by Amendment No. 1 filed on April 21, 2009, Amendment No. 1 filed on March 13, 2013, Amendment No. 2 filed on November 21, 2013, Amendment No. 3 filed on January 29, 2015, Amendment No. 4 filed on December 15, 2016, Amendment No. 5 filed on November 24, 2017, Amendment No. 6 filed on March 10, 2020, Amendment No. 7 filed on March 2, 2021, and Amendment No. 8 filed on May 16, 2022 (as amended, the “Schedule 13D”).

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Marriott International, Inc., a Delaware corporation (“Marriott”). The principal executive offices of Marriott are located at 7750 Wisconsin Avenue, Bethesda, MD 20814.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

J.W. Marriott, Jr., Deborah Marriott Harrison, David Sheets Marriott, Juliana B. Marriott and the Marital Trust (collectively, the “Potential Group Members”) may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, due to the provisions of the Second Amended and Restated Stockholders Agreement, effective as of September 30, 2013, as amended (the “Stockholders Agreement”), as described in Item 4. Except as expressly set forth in this Amendment No. 9, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by any other Reporting Person.

To the best knowledge of the Reporting Persons, the name, business address and present principal occupation or employment of each Individual Reporting Person are set forth on Appendix A hereto, which is incorporated by reference herein. The Marital Trust is a trust formed under the laws of Maryland. Family L.P. is a limited partnership organized under the laws of the State of Delaware. Family L.P.’s principal business is the ownership and operation of hotels. The general partner of Family L.P. is Family Corp. Family Corp is a corporation organized under the laws of the State of Delaware. Family Corp’s principal business is the ownership and operation of hotels. The directors and executive officers of Family Corp are set forth on Appendix A hereto. The business address of each of the Marital Trust, Family L.P. and Family Corp is 540 Gaither Road, Suite 100, Rockville, MD 20850.

Schedule 13D/A	Page 13 of 15 Pages
Marriott International, Inc.

To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons, or the directors and executive officers of Family Corp has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons, or the directors and executive officers of Family Corp has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the Reporting Persons, each Individual Reporting Person, and the directors and executive officers of Family Corp are citizens of the United States of America.

Item 4. Purpose of the Transaction

The text under each heading listed below of Item 4 of the Schedule 13D is hereby supplemented and amended by the following:

Second Amended and Restated Stockholders Agreement

On January 1, 2024, Christopher T. Harrison replaced Deborah Marriott Harrison as an Original Voting Stockholder Nominee under the Stockholders Agreement.

Family Corp Pledged Shares

As of the date of this Amendment No. 9, of the shares of Class A Common Stock beneficially owned by Family Corp, 4,126,500 shares are currently pledged as collateral.

Other Pledged Shares

As of the date of this Amendment No. 9, of the shares of Class A Common Stock held directly by J. W. Marriott, Jr., 2,570,845 shares have been pledged as collateral.

As of the date of this Amendment No. 9, of the shares of Class A Common Stock held directly by Jennifer R. Jackson, 11,661 shares have been pledged as collateral.

As of the date of this Amendment No. 9, of the shares of Class A Common Stock held directly by Juliana B. Marriott, 18,126 shares have been pledged as collateral.

Schedule 13D/A	Page 14 of 15 Pages
Marriott International, Inc.

As of the date of this Amendment No. 9, of the shares of Class A Common Stock held directly by trusts of which David Sheets Marriott is a trustee, 248,695 shares have been pledged as collateral.

As of the date of this Amendment No. 9, of the shares of Class A Common Stock held directly by trusts of which Deborah Marriott Harrison is a trustee, 48,327 shares have been pledged as collateral.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

(a)  See Items 11 and 13 and the footnotes thereto of the cover pages to this Amendment No. 9, which are incorporated herein by reference, for the aggregate number of shares and percentage of Class A Common Stock beneficially owned by each Reporting Person.

(b)  See Items 7 through 10 and the footnotes thereto of the cover pages to this Amendment No. 9, which are incorporated herein by reference, for the aggregate number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

(c)  The following Reporting Persons have effected transactions in the Class A Common Stock during the past sixty days:

•	On December 13, 2023, Deborah Marriott Harrison received 168 shares as a gift.

•	On December 13, 2023, David Sheets Marriott received 168 shares as a gift.

•	On December 14, 2023, Deborah Marriott Harrison gifted 4,550 shares to a charity.

•	On December 15, 2023, a limited liability company, for which J.W. Marriott, Jr. serves as a manager, distributed 85,019 shares to Michelle Marriott Darmody.

•	On December 22, 2023, Christopher T. Harrison sold (i) 10,000 shares on the open market for a weighted average price of $222.20 per share, (ii) 8,000 shares on the open market for a weighted average price of $222.21 per share and (iii) 5,000 shares on the open market for a weighted average price of $222.32 per share.

•	On January 25, 2024, Christopher T. Harrison sold 8,235 shares on the open market for a weighted average price of $242.86 per share.

Schedule 13D/A	Page 15 of 15 Pages
Marriott International, Inc.

(d)  Except as provided in Item 4 and as described in the footnotes to the cover pages of this Amendment No. 9, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The last paragraph of Item 6 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

The Reporting Persons have also entered into a Joint Filing Agreement, dated as of January 30, 2024, a copy of which is filed as Exhibit 7.01 with this Amendment No. 9.

Item 7. Material to be Filed as Exhibits

Exhibit 7.01 Joint Filing Agreement, dated as of January 30, 2024.

Schedule 13D/A
Marriott International, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2024	JWM Family Enterprises, Inc.
Date
	By:	/s/ Jacqueline M. Perry
Name: Jacqueline M. Perry
Title: Vice President and Treasurer

JWM Family Enterprises, L.P.

By: JWM Family Enterprises, Inc., its General Partner

	By:	/s/ Jacqueline M. Perry
Name: Jacqueline M. Perry
Title: Vice President and Treasurer

/s/ J.W. Marriott, Jr.
J.W. Marriott, Jr.

/s/ Deborah Marriott Harrison
Deborah Marriott Harrison

The Juliana B. Marriott Marital Trust

	By:	/s/ Juliana B. Marriott
Name: Juliana B. Marriott
Title: Trustee

	By:	/s/ David Sheets Marriott
Name: David Sheets Marriott
Title: Trustee

/s/ Julian B. Marriott
Juliana B. Marriott

Schedule 13D/A
Marriott International, Inc.

/s/ Michelle Marriott Darmody
Michelle Marriott Darmody

/s/ David Sheets Marriott
David Sheets Marriott

/s/ Jennifer R. Jackson
Jennifer R. Jackson

/s/ Christopher T. Harrison
Christopher T. Harrison

Appendix A

Individual Reporting Persons

Name	Business Address	Principal Occupation
J.W. Marriott, Jr.	Marriott International, Inc. 7750 Wisconsin Avenue Bethesda, MD 20814	Chairman Emeritus, Marriott International, Inc.
Deborah Marriott Harrison*	Marriott International, Inc. 7750 Wisconsin Avenue Bethesda, MD 20814	Global Cultural Ambassador Emeritus, Marriott International, Inc.
Juliana B. Marriott	JWM Family Enterprises, Inc. 540 Gaither Road, Suite 100 Rockville, MD 20850	Interior Designer, Self-Employed
David Sheets Marriott*	Marriott International, Inc. 7750 Wisconsin Avenue Bethesda, MD 20814	Chairman of the Board, Marriott International, Inc.
Michelle Marriott Darmody	JWM Family Enterprises, Inc. 540 Gaither Road, Suite 100 Rockville, MD 20850	Teacher
Jennifer R. Jackson	JWM Family Enterprises, Inc. 540 Gaither Road, Suite 100 Rockville, MD 20850	Homemaker
Christopher T. Harrison	JWM Family Enterprises, Inc. 540 Gaither Road, Suite 100 Rockville, MD 20850	Managing Partner, Dauntless Capital Partners

* Director of Marriott International, Inc.

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JWM Family Enterprises, Inc.

Name	Business Address	Principal Occupation
J.W. Marriott, Jr.*	Marriott International, Inc. 7750 Wisconsin Avenue Bethesda, MD 20814	Chairman Emeritus, Marriott International, Inc.
Michelle Marriott Darmody**	JWM Family Enterprises, Inc. 540 Gaither Road, Suite 100 Rockville, MD 20850	Teacher
David Sheets Marriott**	Marriott International, Inc. 7750 Wisconsin Avenue Bethesda, MD 20814	Chairman of the Board, Marriott International, Inc.
Jennifer R. Jackson**	JWM Family Enterprises, Inc. 540 Gaither Road, Suite 100 Rockville, MD 20850	Homemaker
Carl Berquist**	JWM Family Enterprises, Inc. 540 Gaither Road, Suite 100 Rockville, MD 20850	Retired
Jeffrey Kurzweil**	Venable LLP 600 Massachusetts Avenue, NW Washington, DC 20001	Partner, Venable LLP
William J. Shaw**	Marriott Vacations Worldwide Corp. 9002 San Marco Court Orlando, FL 32819	Chairman of the Board, Marriott Vacations Worldwide Corporation
Robert Kalchik	JWM Family Enterprises, Inc. 540 Gaither Road, Suite 100 Rockville, MD 20850	President and CEO of JWM Family Enterprises, Inc.
Christopher T. Harrison**	JWM Family Enterprises, Inc. 540 Gaither Road, Suite 100 Rockville, MD 20850	Managing Partner, Dauntless Capital Partners

* Chairman of the Board of Directors of JWM Family Enterprises, Inc.

** Director of JWM Family Enterprises, Inc.

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